UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Battalion Oil Corporation

(FKA Halcón Resources Corporation)

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

40537Q803

(CUSIP Number)

December 31, 2019

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 40537Q803

1	Names of Reporting Persons Dan H. Wilks
2	Check the appropriate box if a member of a Group (see instructions) (a) ☒ (b) ☐
3	Sec Use Only
4	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0
	6	Shared Voting Power 36,450
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 36,450

9	Aggregate Amount Beneficially Owned by Each Reporting Person 36,450
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11	Percent of class represented by amount in row (9) 0.22%(1)
12	Type of Reporting Person (See Instructions) IN

(1)

Based on 16,203,940 shares of Common Stock outstanding as of November 7, 2019, as set forth in the Issuer’s Form 10-Q for the quarterly period ended September 30, 2019 filed with the SEC on November 12, 2019.

CUSIP No. 40537Q803

1	Names of Reporting Persons Staci Wilks
2	Check the appropriate box if a member of a Group (see instructions) (a) ☒ (b) ☐
3	Sec Use Only
4	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0
	6	Shared Voting Power 23,362
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 23,362

9	Aggregate Amount Beneficially Owned by Each Reporting Person 23,362
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11	Percent of class represented by amount in row (9) 0.14%(1)
12	Type of Reporting Person (See Instructions) IN

(1)

Based on 16,203,940 shares of Common Stock outstanding as of November 7, 2019, as set forth in the Issuer’s Form 10-Q for the quarterly period ended September 30, 2019 filed with the SEC on November 12, 2019.

CUSIP No. 40537Q803

1	Names of Reporting Persons Wilks Brothers, LLC
2	Check the appropriate box if a member of a Group (see instructions) (a) ☒ (b) ☐
3	Sec Use Only
4	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0
	6	Shared Voting Power 13,088
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 13,088

9	Aggregate Amount Beneficially Owned by Each Reporting Person 13,088
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11	Percent of class represented by amount in row (9) 0.08%(1)
12	Type of Reporting Person (See Instructions) OO

(1)

Based on 16,203,940 shares of Common Stock outstanding as of November 7, 2019, as set forth in the Issuer’s Form 10-Q for the quarterly period ended September 30, 2019 filed with the SEC on November 12, 2019.

Item 1.

(a)	Name of Issuer: Battalion Oil Corporation

(b)	Address of Issuer’s Principal Executive Offices:

1000 Louisiana Street, Suite 6600

Houston, TX 77002

Item 2.

(a)	Name of Person Filing:

This Schedule 13G is being jointly filed by Dan H. Wilks, Staci Wilks, and Wilks Brothers, LLC.

(b)	Address of Principal Business Office or, if None, Residence:

Dan H. Wilks

17018 Interstate 20

Cisco, TX 76437

Staci Wilks

17018 Interstate 20

Cisco, TX 76437

Wilks Brothers, LLC

17018 Interstate 20

Cisco, TX 76437

(c)	Citizenship:

Dan H. Wilks is a citizen of the United States of America.

Staci Wilks is a citizen of the United States of America.

Wilks Brothers, LLC is a limited liability company organized in the State of Texas.

(d)	Title and Class of Securities:

Common Stock, Par Value $0.0001

(e)	CUSIP No.: 40537Q803

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)	☐	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ☐

Item 4.	Ownership

On August 7, 2019, the Issuer and its subsidiaries filed voluntary petitions for relief in the United States Bankruptcy Court for the Southern District of Texas. On October 8, 2019 (the “Effective Date”), the Plan became effective in accordance with its terms and the Issuer emerged from the Chapter 11 Cases. On the Effective Date, the Issuer’s Old Common Stock held by the Reporting Persons were cancelled, and the Issuer issued to the Reporting Persons an aggregate of 36,450 shares of Common Stock, 175,072 Series A Warrants, 218,849 Series B Warrants and 281,378 Series C Warrants.

The Reporting Persons may be deemed to be the beneficial owners of an aggregate of 36,450 shares of the Common Stock of the Issuer, representing 0.22% of the 16,203,940 shares of Common Stock outstanding as of November 7, 2019, as set forth in the Issuer’s Form 10-Q for the quarterly period ended September 30, 2019 filed with the SEC on November 12, 2019.

On January 21, 2020, the Issuer filed a Certificate of Amendment to its Amended and Restated Certificate of Incorporation to effect a change of the Issuer’s corporate name from “Halcón Resources Corporation” to “Battalion Oil Corporation”.

The information in items 1 through 11 on the cover pages to this Schedule 13G is hereby incorporated by reference.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.	Ownership of more than Five Percent on Behalf of Another Person. Not applicable.

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person. Not applicable.

Item 8.	Identification and classification of members of the group. Not applicable.

Item 9.	Notice of Dissolution of Group. Not applicable.

Item 10.	Certifications. Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 31, 2020

*
Dan H. Wilks

*
Staci Wilks

WILKS BROTHERS, LLC

By:	/s/ Matthew Wilks
Name:	Matthew Wilks
Title:	Attorney-in-Fact

*By:	/s/ Matthew Wilks
Matthew Wilks, as Attorney-in-Fact

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).